

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Brent E. Wahl
Chief Financial Officer
NextDecade Corp.
1000 Louisiana Street, Suite 3900
Houston, TX 77002

> **Re: NextDecade Corp.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2021**
> **File No. 333-261021**

Dear Mr. Wahl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sean Jones